Registration Statement No. 333-266623

Filed Pursuant to Rule 433

Supplementing the Preliminary

Prospectus Supplement

Dated August 8, 2022

(To Prospectus dated August 8, 2022)

The Sherwin-Williams Company

Pricing Term Sheet

$600,000,000 4.050% Senior Notes due 2024 (the “2024 Notes”)

$400,000,000 4.250% Senior Notes due 2025 (the “2025 Notes”)

Issuer:	The Sherwin-Williams Company

Security Type:	Senior Unsecured Notes

Legal Format:	SEC Registered

Ratings (Moody’s / S&P / Fitch)*:	Baa2 / BBB / BBB

Pricing Date:	August 8, 2022

Settlement Date:	August 10, 2022 (T+2)

Maturity Date:	2024 Notes: August 8, 2024 2025 Notes: August 8, 2025

Principal Amount:	2024 Notes: $600,000,000 2025 Notes: $400,000,000

Benchmark Treasury:	2024 Notes: UST 3.000% due July 31, 2024 2025 Notes: UST 3.000% due July 15, 2025

Benchmark Treasury Price / Yield:	2024 Notes: 99-18+ / 3.222% 2025 Notes: 99-18 1⁄4 / 3.154%

Spread to Benchmark Treasury:	2024 Notes: +85 bps 2025 Notes: +110 bps

Yield to Maturity:	2024 Notes: 4.072% 2025 Notes: 4.254%

Coupon:	2024 Notes: 4.050% 2025 Notes: 4.250%

Public Offering Price:	2024 Notes: 99.958% of the principal amount 2025 Notes: 99.989% of the principal amount

Optional Redemption:	We may redeem the Notes at our option, in whole or in part, at any time and from time to time, at a redemption price (expressed as a percentage of principal amount and rounded to three decimal places) equal to the greater of:

(1) (a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 15 basis points, in the case of the 2024 Notes, and the Treasury Rate plus 20 basis points, in the case of the 2025 Notes, less (b) interest accrued to the date of redemption, and (2) 100% of the principal amount of the Notes to be redeemed, plus, in either case, accrued and unpaid interest thereon to the redemption date.

See the Preliminary Prospectus Supplement for the definition of “Treasury Rate” and for further terms and provisions applicable to optional redemption.

Interest Payment Dates:	2024 Notes: February 8 and August 8, commencing February 8, 2023 2025 Notes: February 8 and August 8, commencing February 8, 2023

CUSIP:	2024 Notes: 824348 BQ8 2025 Notes: 824348 BR6

ISIN:	2024 Notes: US824348BQ86 2025 Notes: US824348BR69

Denominations:	$2,000 and integral multiples of $1,000 in excess thereof

Joint Book-Running Managers:	BofA Securities, Inc. Citigroup Global Markets Inc. J.P. Morgan Securities LLC U.S. Bancorp Investments, Inc. Wells Fargo Securities, LLC

Co-Managers:	ING Financial Markets LLC KeyBanc Capital Markets Inc. PNC Capital Markets LLC RBC Capital Markets, LLC Truist Securities, Inc. HSBC Securities (USA) Inc. Goldman Sachs & Co. LLC ANZ Securities, Inc.

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, a copy of the prospectus can be obtained by contacting BofA Securities, Inc. at (800) 294-1322 (toll-free) or dg.prospectus_requests@bofa.com, Citigroup Global Markets Inc. at (800) 831-9146 (toll-free) or J.P. Morgan Securities LLC at (212) 834-4533.